_____________________________________________________________


               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549
                          ____________

                       Amendment No. 20 to

                         SCHEDULE 14D-9

        Solicitation/Recommendation Statement Pursuant to
     Section 14(d)(4) of the Securities Exchange Act of 1934
                          ____________

                KANSAS CITY POWER & LIGHT COMPANY
                    (Name of Subject Company)

                KANSAS CITY POWER & LIGHT COMPANY
                (Name of Person Filing Statement)

                   Common Stock, no par value
                 (Title of Class of Securities)
                          ____________

                            485134100
              (CUSIP Number of Class of Securities)
                          ____________

                     Jeanie Sell Latz, Esq.
            Senior Vice President-Corporate Services
                Kansas City Power & Light Company
                           1201 Walnut
                Kansas City, Missouri 64106-2124
                         (816) 556-2200
    (Name, address and telephone number of person authorized
         to receive notice and communications on behalf
                 of the person filing statement)
                          ____________

                            Copy to:

                    Nancy A. Lieberman, Esq.
              Skadden, Arps, Slate, Meagher & Flom
                        919 Third Avenue
                    New York, New York  10022
                         (212) 735-3000

  _____________________________________________________________

     This statement amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Kansas City Power & Light Company, a Missouri corporation ("KCPL"), filed with the Securities and Exchange Commission (the "Commission") on July 9, 1996, as amended, (the "Schedule 14D-9"), with respect to the exchange offer made by Western Resources, Inc., a Kansas corporation ("Western Resources"), to exchange Western Resources common stock, par value $5.00 per share, for all of the outstanding shares of KCPL common stock, no par value ("KCPL Common Stock"), on the terms and conditions set forth in the prospectus of Western Resources dated July 3, 1996 and the related Letter of Transmittal.

     Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

Item 8.   Additional Information to be Furnished

     On July 25 and 26, 1996, the District Court in Kansas City
Power & Light Co. v. Western Resources, Inc., et al. heard evidence and argument on the issues of the legality of the Merger
Agreement and its adoption.  On August 2, 1996, the District
Court issued an order directed to the legality of the Merger
Agreement. While the District Court ruled that each of the transactions contemplated by the Merger Agreement were legally valid and authorized under Missouri law, it held that because the result of the transactions would be a merger of KCPL and UCU, the Missouri statute requiring approval of certain mergers by two-thirds of the outstanding shares of the merging corporation's stock is applicable to the Merger Agreement.

     KCPL believes that the District Court's conclusion that Missouri law requires the Merger Agreement to be approved by two-thirds of KCPL's outstanding shares is erroneous, and continues to believe that the only shareholder approval required is the approval of the issuance of shares of Common Stock pursuant to the Merger Agreement by a majority vote of the shares voting at a meeting at which a quorum is present.

     On August 5, 1996, the District Court indicated that it would consider entering an order that would permit immediate appeal of its August 2, 1996 ruling to the United States Court of Appeals for the Eighth Circuit after the Special Meeting of KCPL shareholders (the "Meeting") is held to consider and vote upon the Mergers.

     Also on August 5, 1996, KCPL announced that it was postponing the Meeting which was scheduled to be held on August 7, 1996. KCPL's press release announcing such postponement and the reasons therefor is included herewith as
Exhibit 85 and is incorporated by reference herein.

Item 9.   Material to be Filed as Exhibits.

     The following Exhibits are filed herewith:

     Exhibit 82     Advertisements appearing in newspapers
                    commencing August 4, 1996.

     Exhibit 83     Excerpts from scripts for KCPL employee
                    information hotline bulletin issued on
                    August 5, 1996.

     Exhibit 84 Order Denying KCPL's Partial Motion for Summary Judgment (dated August 2, 1996, C.A. No. 96-0552-CV-W-5, U.S. District Court for the Western District of Missouri, Western Division).

     Exhibit 85     Press release issued by KCPL on August 5, 1996.

                            SIGNATURE

     After reasonable inquiry and to the best of her knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                    KANSAS CITY POWER & LIGHT COMPANY


                    By:  /s/Jeanie Sell Latz
                            Jeanie Sell Latz
                            Senior Vice President-Corporate Services

Dated:  August 5, 1996

                          EXHIBIT INDEX


Exhibit No.                     Description                            Page
__________     ____________________________________________________    ____

Exhibit 82     Advertisements appearing in newspapers commencing
               August 4, 1996

Exhibit 83 Excerpts from scripts for KCPL employee information hotline bulletin issued on August 5, 1996

Exhibit 84     Order Denying KCPL's Partial Motion for Summary
               Judgment (dated August 2, 1996, C.A. No.
               96-0552-CV-W-5, U.S. District Court for the Western District of Missouri, Western Division)

Exhibit 85     Press release issued by KCPL on August 5, 1996.

                                                        Exhibit 82

[Advertisements appearing in newspapers commencing August 4, 1996]

         AN IMPORTANT MESSAGE FOR KCPL SHAREHOLDERS.

                      KCPL EMPLOYEES DO
                     SUPPORT THE MERGER
                  WITH UTILICORP.  WESTERN
                 RESOURCES IS WRONG, AGAIN.

                  [photograph of employees]

[photograph of employees holding sign "KCPL Employees Say
YES to the UtiliCorp Merger."]

[photograph of employees holding sign "KCPL Employees Say
YES to the UtiliCorp Merger."]

   THERE IS STILL TIME TO SHOW YOUR SUPPORT.  VOTE FOR THE
   PROPOSED MERGER WITH UTILICORP ON THE WHITE PROXY CARD.

                         [KCPL logo]

If you have any questions about the merger or need assistance completing the WHITE proxy card, please call KCPL
Investor Relations toll free at 1-800-245-5275, or our proxy solicitor, D. F. King & Co., Inc. toll free at 1-800-714-
3312.

August 4, 1996

                                                        Exhibit 83

[Excerpts from scripts for KCPL employee information hotline bulletins issued August 5, 1996.]

[Bulletin issued Monday morning, August 5, 1996]

     Kansas City Power & Light Company announced on Friday that the United States District Court for the Western District of Missouri ruled that the KCPL/UtiliCorp merger, while lawful under Missouri law, nevertheless is subject to the affirmative vote of two-thirds of KCPL's outstanding shares.

     It remains KCPL's position that the Merger as restructured on May 20, 1996 does not require a two-thirds vote but rather requires the approval of a majority of those shares voting at a meeting. KCPL intends to immediately appeal the District Court's decision to the United States Court of Appeals for the Eighth Circuit.

     The District Court did not enjoin the holding of KCPL's Special Meeting of Shareholders currently scheduled for August 7, 1996. KCPL is currently reviewing its options and at the present time intends to proceed with the August 7 Shareholders' Meeting. This will enable the shareholder vote to be tabulated assuming KCPL prevails in its appeal.

     In a news release issued Friday, UtiliCorp United said it anticipated joining with KCPL in an "expedited and aggressive appeal" of the decision.

                            --------

[Bulletin issued Monday afternoon, August 5, 1996]

     This is an update to the Hotline for Monday, August 5.

     Kansas City Power & Light Company announced today that it is postponing its Special Meeting of Shareholders which was scheduled to be held on August 7, 1996. The Special Meeting is being postponed after consideration of the views of the staff of the U.S. Securities and Exchange Commission that it is necessary to provide KCPL shareholders with additional time to consider information concerning the August 2, 1996 order of the United States District Court for the Western District of Missouri regarding the required vote in KCPL's proposed merger with UtiliCorp United Inc.

     The Company also announced that the District Court indicated today that it would consider entering an order that would permit immediate appeal of its August 2, 1996 ruling to the Eighth
Circuit Court of Appeals after the Special Meeting of
Shareholders is held.

     Shareholders will be notified in the next few days as to the new time, date and place for the postponed Special Meeting.

                                                        Exhibit 84


                                           [Filed 11:15 August 02, 1996
                                           R. F. Connor, Clk, U.S. District
                                           Court West District of Missouri]


           IN THE UNITED STATES DISTRICT COURT FOR THE
                  WESTERN DISTRICT OF MISSOURI
                        WESTERN DIVISION



  KANSAS CITY POWER & LIGHT    )
  COMPANY,
            Plaintiff,         )

  vs.                          )    No. 96-0552-CV-W-5

  WESTERN RESOURCES, INC.,     )
  et al.,
            Defendants.        )


                             ORDER

     Before this Court are plaintiff Kansas City Power & Light

Company's ("KCPL") Motion for Partial Summary Judgment, defendant

Western Resources, Inc. and Robert L. Rives' ("Western") Hearing

Brief and Suggestion in Opposition to KCPL's Summary Judgment

Motion, Intervenor UtiliCorp United Inc.'s ("UtiliCorp")

Suggestions Regarding the Legality of the Proposed Merger,

Intervenor Jack R. Manson's ("Manson") Opposition to the Motion

for Partial Summary Judgment, KCPL's Reply, and Western's Reply.

On July 25 and 26, 1996, additional evidence on the briefed

issues was presented at a hearing.

     For the reasons stated below, KCPL's Partial Motion for

Summary Judgment is denied.  This Court finds that although

reverse triangular mergers and short-form mergers are provided for under Missouri Law, when they are used in conjunction, the merger statute requiring a shareholder vote is triggered.



                           Background

     KCPL is a Missouri corporation with its headquarters and

principal place of business in Kansas City, Missouri.  It is a public utility that provides electricity to over 430,000

customers in Western Missouri and Eastern Kansas.  Its stock is publicly traded on the New York Stock Exchange.  Western is a

Kansas corporation whose headquarters and principal place of business are located in Topeka, Kansas.  Western produces and distributes electricity and sells natural gas.  UtiliCorp is a

Delaware corporation but its principal place of business is also in Missouri.  The company provides energy services and sells natural gas.

     These companies, in anticipation of change within the energy industry, started contemplating strategic mergers.  In June of

1994, KCPL and Western exchanged confidential information and began considering a business combination.  KCPL's board, however,

determined that a merger with Western would not be in the

company's best interest.  Beginning in May of 1995, KCPL's

chairman and chief executive officer, A. Drue Jennings (Jennings)

began meeting with Richard C. Green Jr. (Green), UtiliCorp's president and chief executive officer, to discuss a merger.  The talks continued, teams were formed to explore opportunities, the companies' Boards were consulted, and on January 19, 1996, the

KCPL Board approved a merger agreement with UtiliCorp.

     Pursuant to this Original Merger Agreement, KCPL and

UtiliCorp would merge into a new Delaware corporation ("Newco").

Each share of KCPL stock would be converted into one Newco share,

and each share of UtiliCorp stock would be converted into 1.096

Newco shares.  This merger plan was executed pursuant to the

General and Business Corporation Law of Missouri ("MGBCL"),

Section 351.410(1), and the transaction would have required the affirmative vote of two-thirds of the outstanding KCPL shares.(2)

On April 9, 1996, KCPL announced that the shareholders would vote upon the Original Merger Agreement at its annual meeting on

May 22, 1996.

     On April 14, 1996, Western sent Jennings a letter proposing a merger in which each KCPL shareholder would receive Western common stock purportedly worth $28 for each KCPL share, subject to a "collar" limiting the amount of Western stock that KCPL shareholders could receive.  Shortly after delivery, Western released the letter to the media.  The KCPL Board unanimously rejected Western's proposal.  Western countered by filing

preliminary proxy materials with the Securities Exchange

Commission to solicit KCPL shareholders to vote against approval of the Original Merger Agreement at the May 22 meeting.

     On May 9, 1996, the KCPL Board met to review the status of the Original Merger Agreement.  The Board received presentations from management, financial advisors, and legal advisors.  KCPL's proxy solicitation firm reported that it would be difficult to obtain the affirmative votes of two-thirds of all outstanding shares.  Additionally, Institutional Shareholders Service, an

independent organization, recommenced that KCPL shareholders vote against the UtiliCorp merger.

     The following week, Green and Jennings met to discuss ways to improve the deal for KCPL shareholders.  Eventually Green offered KCPL shareholders an exchange ratio of 1 to 1, but

demanded that the merger be restructured.  The KCPL Board

convened on May 20, 1996 to consider the revised agreement and,

after lengthy discussion, unanimously approved a Revised Merger

Agreement.  The board also decided to cancel the May 22

shareholder vote.

     The merger would now be carried out over two steps.  The

first would be a reverse triangular merger.  The second would require a short-form merger.  In order to effectuate the reverse triangular merger, KCPL would form a wholly-owned subsidiary

("Sub") that would merge with and into UtiliCorp.  Each

outstanding share of Sub stock would be converted into one share of UtiliCorp stock (held by KCPL), and each outstanding share of

UtiliCorp stock would be converted into one share of KCPL stock

(held by UtiliCorp shareholders).  UtiliCorp would be the

surviving corporation and a wholly-owned subsidiary of KCPL.  The reverse triangular merger is provided for under MGBCL Section

351.410(3).  Section 351.185(3) also governs this transaction because shares must be issued before the merger can take place.

This section does not require any shareholder vote.  Id.

     Step two would occur immediately after the merger of Sub and

UtiliCorp.  UtiliCorp would be merged with and into KCPL.  KCPL would be the surviving corporation but would change its name to

Maxim Energies, Inc.  The short-form merger is governed by MGBCL

Section 351.447.(4)  Again, no vote or appraisal rights are afforded to the shareholders.  Id.

     Although technically no shareholder vote would be required to effectuate the revised merger under Missouri law, the New York

Stock Exchange ("NYSE") requires that a majority of the voting shareholders must approve the issuance of shares in the first step--the reverse triangular portion--of the transaction.  The

Revised Merger Agreement is to be considered and voted upon at a special meeting on August 7, 1996.

     KCPL filed this lawsuit seeking a declaration that the

Revised Merger Agreement is valid under the laws of Missouri.

Western filed a counterclaim alleging that the KCPL Board of

Directors breached its fiduciary duty to the shareholders when it canceled the May 22 vote and when it approved the Revised Merger

Agreement which totally eliminated the shareholders' right to vote.  The parties submitted briefs and presented evidence at the hearing on these narrow issues.  The subject of this Order,

however, will be limited to the legality of the Revised Merger

Agreement.  All fiduciary duty claims will be addressed after the shareholder classes have been established and all parties have been named.



                           Discussion

     KCPL asks for this Court's "stamp of approval" for its

Revised Merger Agreement with UtiliCorp, and argues that it is entitled to partial summary judgment because the laws of the

State of Missouri provide for the two-step transaction.  Not surprisingly, UtiliCorp also asserts that Missouri law allows for this type of merger.  Western and Manson, however, argue that the two steps result in the same outcome as contemplated under the

Original Merger Agreement.  They then argue that Missouri's

general merger statute is triggered and the two-thirds vote would still be required.

     No party challenges the validity of the reverse triangular merger or the short-form merger.  The parties note that Missouri law provides for these transactions and that important business purposes are accomplished by them.  The issue facing this Court then, is what was the intent of the Missouri Legislature

regarding the use of these statutes in conjunction?  Did the lawmakers intend for each statute in the MGBCL to stand

independently or did they intend for these provisions to be

harmonized so that minority shareholder rights would be

protected?  Lacking legal precedent or legislative history, this

Court must turn to the principles of statutory interpretation.(5)

     KCPL urges this Court to adopt the doctrine of independent legal significance.  This doctrine, adopted in several states including Delaware and Kansas, stands for the proposition that actions taken pursuant to the authority of various sections of the law constitute acts of independent legal significance and their validity is not dependent on other sections of an act.

Hesston Corp. v. Kays, 870 P.2d 17, 40 (Kan. 1994).  See also

Orzeck v. Englehart, 195 A.2d 375 (Del. 1963).  The separate sections of the corporation law are considered to be of equal dignity, and a corporation is allowed to resort to one section without having to meet the requirements of a different section.

Hesston Corp., 870 P.2d at 39-40.

     The doctrine of independent legal significance, however, has not been adopted in Missouri.  KCPL cites one case, Kirtz v.

Grossman, 463 S.W.2d 541 (Mo. Ct. App. 1971), in support of their contention that Missouri would be willing to adopt the doctrine.

In Kirtz, Essex International ("Essex") acquired over 97% of the stock of Diatemp, voted all of its Diatemp stock in favor of dissolution, and proposed paying the minority shareholders book value for their shares even though the fair value of the

company's assets exceeded book value.  Id. at 542-43.  The

minority shareholders argued that because Essex intended to

continue the business with the same employees and at the same location, the dissolution was really a consolidation and,

therefore, illegal.  Id. at 543.  The court held that even though

Essex intended to continue the business, Diatemp was not deprived of its statutory right to dissolve.  Id.  The court did not refer to the doctrine of independent legal significance or apply its reasoning, and more importantly, the court's decision can be fairly read as a straight interpretation of a dissolution statute amendment.

     In response to the Missouri Supreme Court's voiding of a

purported dissolution that resulted in joining assets and

operations of two mining corporations In re Doe Run Lead Co., 223

S.W. 600, the state legislature repealed a portion of a statute which restricted the right of consolidation to manufacturing corporations.  Kirtz, 463 S.W.2d at 543 (citing Section 9759, Laws of

1921, p. 266).  The amendment also stated, "[i]t shall be no objection to any proceeding brought under the provisions of this article, nor shall it be a violation of any statute relating to the consolidation of corporations, that the property or assets of the corporation sought to be dissolved may, after a decree of dissolution, shall have been made, be acquired and thereafter used by any other person or persons, natural or corporate, in the same or a similar business."  Id.  It is more likely that the court was simply applying this statute rather than adopting the doctrine of independent legal significance.

     This Court is hesitant to impose a doctrine on the state of

Missouri with little to no indication of acceptance, especially when Missouri has clearly adopted a different rule of statutory construction.  The general rule in Missouri has been to consider an entire legislative act together and to harmonize all

provisions.  City of Willow Springs v. Missouri State Librarian,

596 S.W.2d 441, 446 (Mo. 1980)(en banc)(citing McCord v. Missouri

Crooked River Backwater Levee Dist., 295 S.W.2d 42, 45 (Mo.

1956)).  "Furthermore, it is an established rule of statutory construction that when a general statute...and a specific

statute...deal with the same subject matter, the specific statute prevails over the general one."  State ex rel. Osborne v. Goeke,

806 S.W.2d 670, 672 (Mo. 1991)(en banc)(citing State ex rel.

Burlington N. v. Forder, 787 S.W.2d 725, 726-27 (Mo. 1990)(en

banc)).

     The court in AHI Metnall v. J.C. Nichols Co., 891 F.Supp.

1352 (W.D. Mo. 1995), applied these Missouri principles and

interpreted the MGBCL as one unified legislative scheme.  A

minority shareholder argued that MGBCL Section 351.245(2) prevented the corporation's controlling shareholder from voting shares that had been pledged to the corporation as security for a loan.  Id. at

1358.  Section 351.245(2) provides that "[n]o person shall be admitted to vote on any shares belonging or hypothecated to the corporation which issued the shares."  Id.  The controlling

shareholder argued that it could vote the shares under MGBCL

351.260(4), which provides that "a shareholder whose shares are pledged shall be entitled to vote such shares until the shares have been transferred into the name pledgee, and thereafter the pledgee shall be entitled to vote the shares so transferred."

Id.

     The court concluded that because Section 351.260(4) "merely addresses the general situation where a pledgee is allowed to vote his or her stock even though it is pledged to a third-party,

such as a lending institution...the general provisions of Section

351.260(4) are trumped by the narrowly-tailored provisions of

Section 351.245(2)," which applies to shares pledged to

corporations, the type of transaction at issue.  Id.

     Step one of KCPL and UtiliCorp's transaction is governed by

MGBCL Section 351.185.  This general statute addresses consideration for shares and is contained in the "Capital, Surplus and

Stockholders" section of Chapter 351.  In contrast, Section 351.410 positioned in the "Merger and Consolidation" section specifically addresses the elements necessary to effectuate a merger.

Included is the requirement that a merger plan be submitted for a vote at a meeting of shareholders.  Id.  Further, Section 351.425, also contained under the merger heading, sets out the specific two-

third voting requirement.  Unfortunately, Missouri's statutory construction principles cannot be simply and neatly applied in this instance because the short-form merger statute which

eliminates a shareholder vote is contained in the same merger section.  It too is specific.

     This Court, however, cannot ignore the outcome of the whole revised transaction--step one plus step two.  It is the entire process and the eventual outcome that must be contemplated in light of the statutes.  KCPL's Original Merger Agreement would have resulted in one corporation--the equal combination of KCPL and UtiliCorp.  All assets and liabilities would have been

absorbed into Newco.  Although the Revised Merger Agreement

creates a two-step merger and utilizes two different statutes,

the outcome is exactly the same.  One corporation with all the assets and liabilities of UtiliCorp and KCPL will result.  Aside from the increased ratio of shares to KCPL stockholders, the only change from the Original Merger Agreement is the destruction of the KCPL shareholders' right to vote and their appraisal rights.

     In light of Missouri's statutory interpretation principles,

this Court must view the MGBCL as one legislative unit and seek to "harmonize" the statues at issue.  The only way in which this task may be accomplished is by reading the MGBCL as requiring a vote of outstanding shares when the reverse triangular merger and the short-form merger are used together to accomplish the same result contemplated by Missouri's specific merger statutes.(6)

     This interpretation does not violate Missouri's stated

principles.  When Sections 351.410(3), 351.185, and 351.447 are

used individually, they are particularly suited to the

transactions at hand.(7)  However, when they are used in

conjunction to achieve the same type of merger that would

normally be governed by Section 351.410, the more specific statute must trump the general ones, and a vote is required.  See Flarsheim v.

Twenty Five Thirty Two Broadway Corp., 432 S.W.2d 245, 251 (Mo.

1968)("Statutes relating to the same subject must be read

together, and provisions of one having special application to a particular subject will be deemed a qualification to another statute in its general terms.")(citations omitted).

     This interpretation also better reflects the well-documented protection of shareholder rights.  KCPL and UtiliCorp have

stressed that if a two-thirds vote is required, a small minority could thwart the will of the majority.(8)  This fact is of little consequence for the law supports minority shareholder rights.  At common law, unanimous shareholder approval was required for

mergers.  Flarsheim, 432 S.W.2d at 251.  A statutory enactment lowered the requirement to a three-fourths approval.  Id.

Although the margin was again lowered to two-thirds, the still rigorous requirement reflects an intention on the part of

Missouri's General Assembly to preserve minority shareholder rights.

     Additionally, Missouri courts have warned that "courts

should be careful not to weaken or fritter away by construction the protection given minority shareholders...."  Id. at 252.

This Court has held that a Missouri statute requiring a two-

thirds vote for the sale of corporate assets and similar statutes

"are designed primarily for the purpose of protecting the

interests of the shareholders of the corporation, particularly those of dissenting shareholders, and they are not based upon consideration of the public welfare."  Wooster Republican

Printing Co., 533 F. Supp. 601, 617 (W.D. Mo. 1981)(citing

Beaufort Transfer Co. v. Fisher Trucking Co., 451 S.W.2d 40, 43

(Mo. 1970); Flarsheim, 432 S.W.2d at 252; Still v. Travelers

Indemnity Co., 374 S.W.2d 95, 100 (Mo. 1963)).(9)

     In light of the statutory construction principles already

adopted in Missouri and of the importance of protecting

shareholder rights, this Court finds that KCPL's Revised Merger

Agreement is subject to an affirmative vote of at least two-

thirds of its outstanding shares.



                           Conclusion

     For the reasons outlined above,

     It is hereby

     ORDERED that KCPL's Motion for Partial Summary Judgment is denied.



                               /s/ Scott O. Wright
                                   SCOTT O. WRIGHT
                         Senior United States District Judge

August     2, 1996.


_______________________________

(1) Any two or more domestic corporations may merge into one of the corporations in the following manner: The board of directors of each corporation shall approve a plan of merger and direct the submission of the plan to a vote at a meeting of shareholders.

     The plan of merger shall set forth:

     (1) The names of the corporations proposing to merge, and the name of the corporation into which they propose to merge, which is herein designated as "the surviving corporation";

     (2) The terms and conditions of the proposed merger and the mode of carrying it into effect;

     (3) The manner and basis of converting the shares of each merging corporation into cash, property, shares or other securities or obligations of the surviving corporation, or (if any shares of any merging corporation are not to be converted solely into cash, property, shares or other securities or obligations of the surviving corporation) into cash, property, shares or other securities or obligations of any other domestic or foreign corporation, which cash, property, shares or other securities or obligations of any other domestic or foreign corporation may be in addition to or completely in lieu of cash, property, shares or other securities or obligations of the surviving corporation;

     (4) A statement of any changes in the articles of incorporation of the surviving corporation to be effected by the merger;

     (5) Such other provisions with respect to the proposed merger as are deemed necessary or desirable.

Mo. Ann. Stat.  351.410 (Vernon 1991).

(2) At each such meeting a vote of the shareholders entitled to vote thereat shall be taken on the proposed plan of merger or consolidation. The plan of merger or consolidation shall be approved upon receiving the affirmative vote of the holders of at least two-thirds of the outstanding shares entitled to vote at such meeting, of each of such corporations.

Mo. Ann. Stat.  351.425 (Vernon 1991).

(3) 1. Shares having a par value shall be issued for such consideration not less than the par value thereof as shall be fixed from time to time by the board of directors. Shares without par value may be issued for such consideration as may be fixed from time to time by the board of directors unless the articles of incorporation reserve to the shareholders the right to fix the consideration. Shares of a corporation issued and thereafter acquired by it may be disposed of by the corporation for such consideration as may be fixed from time to time by the directors. That part of the surplus of a corporation which is transferred to stated capital upon the issuance of a share dividend shall be deemed to be the consideration for the issuance of such shares.

Mo. Ann. Stat.  351.185 (Vernon 1991).

(4) 1. In any case in which at least ninety percent of the outstanding shares of each class of a corporation or corporations is owned by another corporation and one of the corporations is a domestic corporation and the other or others are domestic corporations, or foreign corporations if the laws of the jurisdictions of their incorporation permit a corporation of that jurisdiction to merge with a corporation of another jurisdiction, the corporation having such share ownership may either merge the other corporation or corporations into itself and assume all of its or their obligations, or merge itself, or itself and one or more of the other corporations, into one of the other corporations without any vote of the shareholders of any domestic corporation...

Mo. Ann. Stat.  351.447 (Vernon 1991).

(5) KCPL attempted to show through its briefing and testimony that, unlike a merger with Western, a joint venture with UtiliCorp created a better strategic fit and would better protect the future of the company. Similarly, Western attempted to show that their proposal would best serve the interest of the shareholders. The "value" of either deal is irrelevant to this Court's interpretation of Missouri's laws. This Order in no way attempts to evaluate merger proposals before the KCPL shareholders.

(6) This Court is only addressing the narrow fact scenario presented in this case.

(7) Mergers carried out pursuant to these statutes individually serve important business purposes. For example, the reverse triangular merger results in two corporations--a parent and a subsidiary. These entities, however, remain separate which creates liability and tax advantages. Additionally, it makes sense that a shareholder vote would not be required for a short-form merger because a wholly-owned subsidiary is being absorbed into a parent corporation.

(8) KCPL also argues that due to the NYSE rule, a majority of shareholders will in fact be required to effectuate the merger and that appraisal rights will be protected due to shareholders' ability to sell their publicly traded stock. This argument is also unpersuasive. Section 351.425 requires that a merger be approved by the affirmative vote of at least two-thirds of all outstanding shares. All shares not voted are counted as votes against the merger. The NYSE rule only requires a majority vote of a quorum. In this instance, as little as 25% of the shareholders plus one could be enough to approve the merger agreement. Further, minority shareholders in a corporation whose stock was not traded on the New York Stock Exchange would be left with no voting or appraisal rights whatsoever.

(9) This Court did not ignore the cases cited by KCPL in support of its argument. The cases merely do not lend guidance because they do not contain the factual situation presented in this lawsuit. For example, in Equity Group Holdings v. DMG, Inc., 576 F. Supp. 1197 (S.D. Fla. 1983), the court was deciding whether a two-thirds vote of a parent corporation's shareholders as required to carry out a triangular merger. This transaction amounted to only step one of KCPL's plan. Two corporations, rather than one, resulted. Id. Similar three-party mergers were analyzed in Terry v. Penn. Cen. Corp., 527 F. Supp. 118 (E.D. Penn. 981), Wanvig v. Johnson Controls, Inc., No. 663-487, slip op. (Wis. Ct. App. March 24, 1985), and Perl v. IU Int'l Corp., 607 P.2d 1036 (Haw. 1980).

                                                                Exhibit 85

FOR IMMEDIATE RELEASE

MEDIA CONTACTS:                         INVESTOR CONTACT:
  Pam Levetzow                               David Myers
  816 / 556-2926                             816 / 556-2312
  Phyllis Desbien
  816 / 556-2903       Joele Frank / Dan Katcher
                       Abernathy MacGregor Scanlon
                       212 / 371-5999


                  KCPL POSTPONES AUGUST 7, 1996
                 SPECIAL MEETING OF SHAREHOLDERS

KANSAS CITY, MISSOURI (AUGUST 5, 1996) -- Kansas City Power & Light Company (NYSE: KLT) announced today that it is postponing its Special Meeting of Shareholders which was scheduled to be held on August 7, 1996. The Special Meeting is being postponed after consideration of the views of the staff of the U.S. Securities and Exchange Commission that it is necessary to provide KCPL shareholders with additional time to consider information concerning the August 2, 1996 order of the United States District Court for the Western District of Missouri regarding the required vote in KCPL's proposed merger with UtiliCorp United Inc. (NYSE: UCU).

The Company also announced that the District Court indicated today that it would consider entering an order that would permit immediate appeal of its August 2, 1996 ruling to the Eighth
Circuit Court of Appeals after the Special Meeting of
Shareholders is held.

Shareholders will be notified in the next few days as to the new time, date and place for the postponed Special Meeting.

Kansas City Power & Light Company provides electric power to a growing and diversified service territory encompassing metropolitan Kansas City and parts of eastern Kansas and western Missouri. KCPL is a low-cost producer and leader in fuel
procurement and plant technology.   KLT Inc., a wholly-owned
subsidiary of KCPL, pursues opportunities in non-regulated, primarily energy-related ventures.

                              #####